SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

VERIFONE HOLDINGS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

92342Y109

(CUSIP Number of Class of Securities (the Underlying Common Stock))

Douglas G. Bergeron

Chief Executive Officer

VeriFone Holdings, Inc.

2099 Gateway Place, Sixth Floor

San Jose, CA 95110

(408) 232-7800

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Scott D. Miller

Sullivan & Cromwell LLP

1870 Embarcadero Road

Palo Alto, California 94303

(650) 461-5600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$19,165,952	$1,069.46

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,456,320 shares of common stock of VeriFone Holdings, Inc., representing all of the options eligible for the exchange offer, having an aggregate value of $19,165,952 as of October 7, 2009 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,069.46	Filing Party: VeriFone Holdings, Inc.

Form or Registration No.: Schedule TO	Date Filed: October 8, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by VeriFone Holdings, Inc. (“VeriFone”) with the Securities and Exchange Commission on October 8, 2009 and as previously amended and supplemented on November 4, 2009 (the “Schedule TO”). Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 2 amends and restates only the item of the Schedule TO that is being amended and restated, and unaffected items and exhibits are not included herein. This Amendment No. 2 is the final amendment to the Schedule TO and reports the results of the tender offer. This Amendment No. 2 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Exchange Act.

Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO.

Item 4.	Terms of the Transaction.

(a) Material Terms.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph:

The Offer to Exchange expired on November 6, 2009 at 9:00 p.m. U.S. Eastern Time. Pursuant to the terms and conditions of the Offer to Exchange, we have accepted for cancellation eligible options covering 3,322,075 shares of the Company’s common stock, representing approximately 74.5% of the total shares of common stock underlying options eligible for exchange. All surrendered options were cancelled as of November 6, 2009. We have issued replacement options covering 1,474,970 shares of the Company’s common stock in exchange for the eligible options tendered and accepted in the Offer to Exchange. The exercise price of the replacement options is $14.29, which was the closing price of the Company’s common stock on November 6, 2009 as reported by the New York Stock Exchange.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

Dated: November 9, 2009	By:	/s/ DOUGLAS G. BERGERON
Douglas G. Bergeron
Chief Executive Officer